UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Entry into PIPE Transaction

On February 2, 2025, Stratasys Ltd. (“Stratasys” or the “Company”) entered into a securities purchase agreement (the “PIPE SPA”) with Fortissimo Capital Fund VI, L.P. (together with its affiliates, collectively, “Fortissimo”), an Israeli private equity fund, pursuant to which Fortissimo will invest $120 million in Stratasys and acquire 11,650,485 newly-issued ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company (“ordinary shares”), at a price of $10.30 per share (the “PIPE”). That purchase price per share reflects a premium of 10.6% over the closing market price of the ordinary shares on the Nasdaq Global Select Market on January 31, 2025. As of the present time, Fortissimo holds approximately 1.5%, and upon (and subject to) completion of the PIPE, Fortissimo will hold approximately 15.5%, of Stratasys’ issued and outstanding ordinary shares.

The parties expect the PIPE to close during the second quarter of 2025, subject to review by the U.S. Committee on Foreign Investment in the United States (“CFIUS”) and other customary closing conditions.
On February 2, 2025, Stratasys and Fortissimo issued a joint press release announcing the execution of the PIPE SPA and describing the prospective PIPE. A copy of that press release is attached to this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and is incorporated herein by reference.
The material terms of the PIPE SPA and related agreements are described below. That description is qualified in its entirety by the PIPE SPA and the related forms of agreements to be entered into upon the closing of the PIPE, each of which serves as an exhibit to this Form 6-K.

Lock-Up and Registration Rights

Under the terms of the PIPE SPA and a related shareholder agreement to be entered into by Stratasys and Fortissimo as of, and subject to, the closing of the PIPE (the “Shareholder Agreement”), Fortissimo will be subject to a lock-up for 18 months commencing upon the closing of the PIPE, during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Within 45 days after the conclusion of the 18-month lock-up period, Stratasys will be required to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (or Form F-1, if Stratasys is not then eligible to file on Form F-3) to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. Stratasys will be required to use its reasonable best efforts to cause that registration statement to be declared effective by the SEC within 10 days after receipt of notification of no-review by the SEC, or 90 days after the initial filing date of the registration statement, in the event of a review by the SEC.

Under the Shareholder Agreement, Fortissimo will furthermore be entitled to customary “piggyback” registration rights, whereby it will be entitled to request the inclusion of the ordinary shares that it purchases in the PIPE in any registration statement filed by the Company to register ordinary shares being offered by the Company or any selling shareholders. The foregoing “piggyback” registration rights are subject to customary exclusions and cutbacks in the case of underwritten offerings.

Prospective Rights Plan Amendment; Voting and Standstill Restrictions

As a condition to closing under the PIPE SPA, Stratasys’ board of directors is required to exempt any and all acquisitions of ordinary shares by Fortissimo from Stratasys pursuant to the PIPE and thereafter from the application of Stratasys’ current limited-duration shareholder rights plan. That exemption will be effected by way of Stratasys’ entry into a second amendment to its Shareholder Rights Agreement, dated as of December 21, 2023, as amended on December 19, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (as amended, the “Rights Agreement”). With the exception of Fortissimo, the existing terms of the rights plan under the Rights Agreement will remain the same for all of Stratasys’ shareholders. The rights generally will become exercisable only if an entity, person or group acquires beneficial ownership of 15% or more of Stratasys’ outstanding ordinary shares in a transaction not approved by Stratasys’ board of directors.

In lieu of any restrictions upon additional acquisitions of ordinary shares under the Rights Agreement, Fortissimo will instead be subject to certain standstill and voting restrictions under the Shareholder Agreement, including that Fortissimo will generally have the right to acquire only up to 24.99% of Stratasys’ issued and outstanding ordinary shares, and will generally be limited to voting no more than 20% of the outstanding ordinary shares of Stratasys. That voting limitation will not apply if and when Fortissimo beneficially owns 35% or more of the outstanding ordinary shares (acquired only pursuant to a permitted tender offer, as described in the following paragraph), or upon a change of control of Stratasys (as defined in the Shareholder Agreement), in which cases Fortissimo would be free to vote in its sole discretion any and all ordinary shares beneficially owned by it.

Despite the general 24.99% ownership limitation imposed on it, under the Shareholder Agreement, Fortissimo will nevertheless be permitted to conduct a tender offer for the purchase of at least 15% of the issued and outstanding ordinary shares provided that such purchase brings Fortissimo’s holdings to at least 35% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of a vote of Stratasys’ shareholders (other than any shareholders affiliated with Fortissimo).

The above-described standstill restrictions will terminate upon the earliest to occur of (i) a change of control of Stratasys (as defined in the Shareholder Agreement), (ii) 90 days after Fortissimo ceases to hold at least 5% of Stratasys’ ordinary shares, on a fully-diluted basis, (iii) certain other fundamental transactions or occurrences involving Stratasys, or (iv) Fortissimo’s successful completion of a permitted tender offer, as described in the preceding paragraph.

Board Nomination Rights

Upon, and subject to, the closing of the PIPE, under the Shareholder Agreement, Stratasys’ board of directors will appoint Yuval Cohen, Founding and Managing Partner of Fortissimo, to Stratasys’ board of directors, as Fortissimo’s initial designee under the Shareholder Agreement, who will replace one of Stratasys’ current directors (whose identity will be determined at that time).

To the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, Stratasys is required prior to the earlier of (i) its first annual general meeting of shareholders and (ii) its next extraordinary general meeting of shareholders, in each case following Fortissimo’s reaching that 20% beneficial ownership level, to include in the proxy statement for that next general meeting of shareholders a proposal approving the election to Stratasys’ board of a second Fortissimo designee.

During the period from the closing of the PIPE until the election of Fortissimo’s second designee, Fortissimo shall be entitled to designate one non-voting representative as an observer who will attend and be heard at all meetings of Stratasys’ board of directors.

The number of individuals that Fortissimo is entitled to designate to serve as directors and/or a board observer will be reduced to: (i) one director and one observer if Fortissimo decreases its holdings to between 10% and (but not including) 19% of the issued and outstanding ordinary shares; (ii) no directors and one observer if, at any time, Fortissimo decreases its holdings to between 7.5% and (but not including) 10% of the issued and outstanding ordinary shares; and (iii) no directors or observer if, Fortissimo decreases its holdings to less than 7.5% of the issued and outstanding ordinary shares. Any of the above reductions in Fortissimo’s right to designate directors and/or an observer will not apply if a decrease in Fortissimo’s percentage holdings is due to a dilutive action taken by Stratasys, such as an issuance of ordinary shares by Stratasys.

Incorporation by Reference

The information in this Form 6-K and the exhibits hereto, other than Exhibit 99.1 hereto, is incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-27049 and 333-277836, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023 and March 12, 2024, respectively, and Form F-3, SEC file number 333-251938, filed by the Company with the SEC on January 7, 2021, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, related to the expected timing for, and applicable provisions that would become effective upon, the closing of the PIPE. Those forward-looking statements are based on current information that is, by its nature, subject to potential change. Due to risks and uncertainties associated with the process for obtaining regulatory approvals for, and meeting other conditions precedent to, the closing of the PIPE, that closing may not occur, or, if it does occur, may occur materially later than is currently anticipated (the second quarter of 2025, as described above). Those risks and uncertainties include, but are not limited to whether the CFIUS Waiting Period shall have expired and a CFIUS Notification Event, CFIUS Suspension, or CFIUS Turndown shall have not occurred (in each case, as such term is defined in the PIPE SPA); whether the Company shall have obtained any and all authorizations, consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the ordinary shares to be sold under the PIPE Agreement and the consummation of all other transactions contemplated by the PIPE Agreement; and whether all other closing conditions for consummation of the PIPE shall have been met. Investors are furthermore encouraged to consider those additional risks related to the Company generally, which are referred to in Item 3.D “Key Information - Risk Factors” of Stratasys’ annual report on Form 20-F for the year ended December 31, 2023, which Stratasys filed with the SEC on March 11, 2024, and in other reports and documents that Stratasys files with or furnishes to the SEC from time to time, which are designed to advise interested parties of the risks and factors that may affect Stratasys’ business, financial condition, results of operations and prospects. Any forward-looking statements made in this Form 6-K are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

:

Exhibit	Description

4.1
Form of Second Amendment to Shareholder Rights Agreement, dated as of December 21, 2023, and amended by First Amendment dated as of December 19, 2024, by and between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent, to be entered into upon (and subject to) the closing under the PIPE SPA (as defined below)

10.1	Securities Purchase Agreement (the “PIPE SPA”), dated February 2, 2025, by and between Stratasys Ltd. and Fortissimo Capital Fund VI, L.P.*
10.2	Form of Shareholder Agreement to be entered into by and between Stratasys Ltd. and Fortissimo Capital Fund VI, L.P. upon (and subject to) the closing under the PIPE SPA*
99.1	Joint press release of Stratasys and Fortissimo issued on February 2, 2025

*Certain exhibits and/or schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished supplementally to the SEC upon request; provided, however, that Stratasys reserves the right to request confidential treatment for portions of those exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: February 4, 2025	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer
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